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2007 AUG 31 A 8:22

Coca-Cola

COCA-COLA AMATIL

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

File Number: 82.2994

9 August 2007

07026417

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

PROCESSED
21 2007
THOMSON
FINANCIAL

9/17

2007 Half Year Results Presentation

6 months to 29 June 2007

9 August 2007

Major highlights of the HY07 result

1. **Group EBIT ⬆ 13.3% to $284.5 million**
   - A record first half result for CCA
   - Strong performance by all beverage businesses, except South Korea which continued to recover lost volume from extortion attempt
2. **Return on capital employed ⇧ 1.2% to 17.2%**
   - Driven by earnings growth and continued investment in customer service & product and package innovation
3. **Material improvement in Indonesian performance**
   - Strong volume & revenue growth delivers four-fold increase in earnings
4. **COGS recovery**
   - Price realisation & mix improvement enabled full beverage COGS recovery [1]

1. Excluding South Korea

Group results summary

Trading revenue	⬆ 5.1% to $2.16 bn
Beverage revenue per unit case	⬆ 4.2% to $6.50 puc
EBIT[1]	⬆ 13.3% to $284.5 m
NOPAT[1]	⬆ 10.7% to $160.9 m
ROCE	⬆ 1.2 pts to 17.2%
Strong free cash flow	$79.6 m
Earnings per share[1]	⬆ 10.3% to 21.4 cps
Dividend per share	⬆ 6.9% to 15.5 cps

1. Before significant items


Australia

Australia

A$m	HY07	HY06	% Chg
Trading revenue	1,133.0	1,043.4	8.6%
Revenue per unit case	$7.49	$6.96	7.6%
Volume (million unit cases)	151.3	149.9	1.0%
EBIT	199.1	185.8	7.2%
EBIT margin	17.6%	17.8%	(0.2 pts)
Capital expenditure / revenue	5.2%	0.5%	4.7 pts

(Based on new segment reporting)

Brand Coca-Cola share powers ahead in Australia



KEY FACTS

- Broadly held volume in first half 2007, cycling 2006 Coke Zero launch
- Further increase in market share and price gap
  - Total Cola category market share increased by 2.1% to approximately 80%[1]
  - Increased retail price gap to Pepsi by 10%[2]
- Achieved by continued investment in product and package innovation in the Coke trademark

1. AC Nielsen Australia ScanTrack, YTD May 07
2. AC Nielsen Australia ScanTrack, YTD July07

5

Product & package premiumisation fuels earnings growth

- Higher value and higher priced premium products & packages
- Water
  - Mount Franklin & Pump combined volume up by 13%
  - Mount Franklin market share up by 5% to 42%[1]
- Powerade
  - Powerade market share up by 4% to over 53%[1]
  - 2007 Rugby World Cup sponsorship
- Package innovation drives mix improvement
  - Coca-Cola in 335ml glass and slim line cans


FAST

1. Nielsen combined database, 13/05/07

6

Australia – New products drive earnings growth



- **Kirks**
  - Premium mixers re-launched
  - Sugar-Free launched as health & wellbeing offering
  - Achieved 15% volume growth
- **Goulburn Valley Premium Juice**
  - Volume growth of over 36% in route for Premium Chilled
  - June 2007 launch of Goulburn Valley 'GV to Go' – *"the juice that brings fruit to life"*
- **Mother** 100% all natural energy drink captures approximately 8%[1] of energy drink category

1. AC Nielsen Australia Scantrack combined database to 15/04/07

Australia – 2007 second half outlook

- Strong start to the second half in July and August, momentum continues
- Key success factors
  - Price realisation of COGS increases and successful execution of revenue management initiatives
  - Continued growth in demand for the premium product and package offerings



New Zealand & Fiji

Strong improvements in all key metrics

A$m	HY07	HY06	% Chg
Trading revenue	218.7	201.2	8.7%
Revenue per unit case	$6.92	$6.39	8.4%
Volume (million unit cases)	31.6	31.5	0.3%
EBIT	34.4	30.6	12.4%
EBIT margin	15.7%	15.2%	0.5 pts
Capital expenditure / revenue	8.5%	11.3%	2.8 pts

New Zealand – ARTD manufacture agreement with Jim Beam



JIM BEAM
Cola

- Exclusive agreement with Beam Global Spirits & Wine New Zealand to manufacture alcoholic ready-to-drink beverages including Jim Beam & Cola – the NZ market leader
- Investment by CCA of approximately NZ$9 million at Auckland plant to facilitate manufacture
- Supply expected to commence November 2007
- A further step in the expansion of Pacific Beverages alcohol business

New Zealand – review & second half outlook


blue


zero

- **Strong core brand growth**
  - Coke Zero a standout performer with volume ⇧ by 16%
  - Pump and Kiwi Blue ⇧ volume by 18%
  - Powerade ⇧ volume by over 38%
  - Deep Spring re-launch ⇧ volume by 33%
  - L&P 100th anniversary, delivers volume ⇧ of 14%
- **2007 second half outlook**
  - Strong trading momentum to continue
  - Rugby World Cup a bonus for Powerade & Coke Zero



South Korea

A$m	HY07	HY06	% Chg
Trading revenue	310.9	366.7	(15.2%)
Revenue per unit case	$5.57	$5.92	(5.9%)
Volume (million unit cases)	55.8	61.9	(9.9%)
EBIT[1]	8.8	8.1	8.6%
EBIT margin [1]	2.8%	2.2%	0.6 pts
Capital expenditure / revenue	2.3%	1.7%	0.6 pts

1. Before significant items

South Korea – review



- Continued investment in new product development
  - Style water
  - Kin Zero
  - Coca-Cola 500ml in new PET Ergo pack

South Korea – sale process update

- Negotiations with LGH&H
  - On 6 July, CCA announced exclusive negotiations with LGH&H
  - Key terms, including pricing parameters agreed
  - Final 30 June profit outcome to be audited and agreed between the parties within the next month
- Some key pre and post completion terms and conditions yet to be agreed
- Target completion October 2007

South Korea – second half outlook

- Key product strategies of the business remain unchanged
  - Expansion into non-carbonated beverages to further strengthen the portfolio
  - Continued focus on growing health & wellbeing portfolio
  - New product launches to drive incremental growth
- Benefits of lower cost base realised
  - 17% reduction in indirects
  - FTE reduction of 425 since December 2005
- Extortion impact finally cycling through
  - June 07 volume ⬆ of 3.5% a positive sign
- Moving forward
  - Business has a more competitive cost base
  - Collaborative working relationship with the unions to further improve cost base

Coca-Cola Amatil

15



Indonesia & PNG

Turnaround continues

A$m	HY07	HY06	% Chg
Trading revenue	218.3	184.4	18.4%
Revenue per unit case	$4.32	$4.15	4.1%
Volume (million unit cases)	50.5	44.4	13.7%
EBIT	3.4	(11.6)	129.3%
EBIT margin	1.6%	(6.3%)	7.9 pts
Capital expenditure / revenue	1.4%	11.2%	(9.8)pts

Coca-Cola Amatil

16

Indonesia – review & second half outlook

- Cost of doing business significantly lowered through headcount reduction and technology implementation
- H107 double digit volume growth driven across all major brands
  - Fanta Flavours ↑ 21%
  - Sprite ↑ 15%
  - Coca-Cola ↑ 12%
  - Frestea ↑ of 29%



- **2007 Outlook**
  - Expect earnings for H207 at least in line with H206 assuming stable economy

Food & Services Division

A$M	HY07	HY06	% Chg
Trading revenue	280.6	260.1	7.9%
EBIT	38.7	38.3	1.0%
EBIT margin	13.8%	14.7%	(0.9)pts
Capital expenditure / revenue	7.8%	17.0%	(9.2)pts

SPC ARDMONA Neverfail Quirks AUSTRALIA

Food & Services - review

- **SPC Ardmona**
  - Sales revenue increase of 5.7% and continued EBIT growth
  - Solid result given one-off costs of the severe frost and drought in 06
  - Growth in most categories including fruit snacks, baked beans & spaghetti, tomatoes and spreads
  - Tin-plate driven COGS increases continue to impact
- **Services**
  - Quirks acquired CCA Australia Beverage's CDE fleet
  - Leverage Quirks expertise in CDE fleet management
  - Achieve improved scale, operating efficiency & procurement benefits
- **Focussed management approach has identified incremental benefits**

Coca-Cola Amatil

2007 Half Year Results Presentation

John Wartig,
Group Chief Financial Officer

August 9, 2007

Profit & loss

A$m	HY07	HY06	% chg
EBIT (before significant items)	284.5	251.2	13.3%
Net interest expense	(70.4)	(66.2)	6.3%
Profit before tax	214.1	185.0	15.7%
Income tax expense	(53.2)	(39.6)	34.3%
NPAT (before significant items)	**160.9**	**145.4**	**10.7%**
Significant items after tax	(20.0)	(31.1)	(35.7%)
NPAT	140.9	114.3	23.3%

Coca-Cola Amatil

21

Profit & loss

Effective tax rate of 24.8%

- Withholding tax benefit of $16.7 million following a dividend payment by New Zealand
- Operating profits and losses made in South Korea are not tax effected due to brought forward losses
- Adjustment due to under provisions from prior years of $1.8 million

Significant items of $26.9m in South Korea

- $25.0 million ($18.1 million after tax) impairment of carrying value of South Korean business
- $1.9 million (pre and post tax) net costs incurred for extortion attempt product recall and rehabilitation

Coca-Cola Amatil

22

South Korea insurance claim

	A$m
Total claim	26.6
Less:	
Deductible	(8.0)
Interim payment, December 2006	(1.0)
Interim payment, June 2007	(3.6)
Final payment received, 20 July 2007	**14.0**

Coca-Cola Amatil

23

Capital employed

A$m	HY07	FY06	$ chg
Working capital	884.8	797.8	87.0
Property, plant & equipment	1,440.2	1,499.9	(59.7)
IBAs & intangible assets	1,961.0	2,001.3	(40.3)
Deferred tax liability	(281.3)	(327.9)	46.6
Net other assets / (liabilities)	(469.4)	(425.8)	(43.6)
Capital Employed	**3,535.3**	**3,545.3**	**(10.0)**

Coca-Cola Amatil

24

Working capital

Working capital

Group working capital


HY06
FY06
HY07

Working capital / revenue

	HY06	FY06	HY07
Beverages	10.4%	10.8%	11.0%
Food & services	65.3%	52.6%	61.1%

- Beverage working capital to revenue – small increase primarily due to holding higher inventories to improve service levels
- Food & services working capital to revenue – increase due to the normal seasonally higher inventories held by SPCA: Food & Services on track to be less than 50% by year end

25

Balance sheet remains strong

Net Debt & Interest Cover


$2,500m
$2,000m
$1,500m
$1,000m
$500m
$0m
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
2002
2003
2004
2005
2006
HY 07
Net Debt
Interest Cover

- Net debt increased by $31.7 million
- Interest cover strong at 4.0x, comfortably meets CCA's target range of 3.0 – 4.0x

26

ROCE



ROCE
Post IFRS
Pre IFRS
10.2%
17.2%
2002
2003
2004
2005
2006
HY07

- Group ROCE up 0.9 pts versus FY 2006 due to increased earnings from South Korea, Australia and Indonesia
- Group ROCE up 1.2 pts versus HY 2006
- Further ROCE improvement expected following completion of automated warehouse projects

Capital expenditure



Capital Expenditure
$120m
$100m
$80m
$60m
$40m
$20m
$0m
5.0%
4.8%
5.1%
HY05
HY06
HY07
PPE
Other (vehicles, computers etc)
Cold drink equipment

- 5.1% capex / revenue broadly in line with last year
- Full year capex expected to be around 7% of revenue including 2% for infrastructure
- H2 2007 increases in capex to be driven by continuing infrastructure spending on Sydney and Auckland automated warehouses, cold drink equipment and the previously announced IT systems integration project

Free cash flow

A$m	HY07	HY06	$ chg
EBIT	284.5	251.2	33.3
Depreciation & amortisation	93.7	98.2	(4.5)
Cash impact of significant items	(1.9)	(27.1)	25.2
Change in working capital	(87.0)	(53.2)	(33.8)
Net interest	(68.1)	(66.6)	(1.5)
Income tax paid	(70.3)	(68.0)	(2.3)
Other	(7.6)	(13.8)	6.2
Operating cash flow	**143.3**	**120.7**	**22.6**
Capital expenditure	(109.5)	(99.3)	(10.2)
Sale of assets & other	45.8	73.2	(27.4)
Free cash flow	**79.6**	**94.6**	**(15.0)**

29

Key commodity inputs trading 10-50% above 10 year averages



NY No.11 Raw Sugar Futures
PET Resin - Korea
Aluminium 3 month
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

30

Impact of rising commodity prices on COGS

Beverages

- H1 2007 – COGS per unit case increased as follows:
  - as reported 3.5%,
  - on a constant currency basis 5.2%, and
  - on a constant currency basis and excluding South Korea 6.8%
- H2 2007 – CCA expects:
  - continuing higher aluminium and PET prices, and
  - the rate of increase in COGS per unit case to be less than H1 2007 at around 6% on a constant currency basis and excluding South Korea

Coca-Cola Amatil

2007 Half Year Results Presentation

Terry Davis, MD

9 August 2007

Pacific Beverages update

- Premium beer
  - Volume ⬆ by over 50% on other distribution
  - Dedicated licensed channel sales force focus delivering results
- Maxxium spirits portfolio
  - Integration of sales force completed
  - 180 people servicing over 25,000 licensed customers
  - Distribution of Maxxium spirit portfolio & ARTDs from April
  - Significant capex on ARTD manufacturing capacity
- Small EBIT contribution to CCA ahead of expectations


PERONI
NASTRO AZZURRO

33

JV Relationship – SABMiller & CCA

- For Australia and New Zealand, the JV to undertake
  - All alcohol sales by either party
  - All alcohol M&A activities
- Manufacturing of ARTDs remains with CCA
- Sale during H107 of future earnings stream of ARTD sales (5 year contract) to SABM for $18.7 million
  - Bought forward income for CCA of approx $15 million
- Good contribution to CCA overheads

34

Launch of Jim Beam & Zero



- First major new product development arising from the Maxxium relationship
- Jointly developed by Beam Global Wines & Spirits and CCA
- Targeting growing trend towards low carbohydrate premium ARTDs
- Initial feedback from customers & consumers on Jim Beam & Cola Zero very positive
- To be launched in Australia in September 2007

Sustainability



The soft drink company that's saving truckloads.

- CCA achieves world class best practice in water efficiency
  - In 2006 1.55 litres of water used per 1.0 FBL
  - Average in global Coke system is 2.6 litres
  - CCA operations achieved cumulative water savings of circa 15% in past 6 years
  - Moorabbin achieved water savings of more than 20% since 2000
- Goal to become water neutral per TCCC on World Environment Day in June 07
  - Reduce
  - Recycle
  - Replenish

Sustainability cont'd

- New environmental strategies
  - Expanded Northmead facility to have two underground water tanks for rainwater harvest
  - Developing a carbon strategy for the Australian and NZ beverage businesses to measure carbon footprint and identify energy saving initiatives
  - $90m 'Green' industrial facility to be built at Eastern Creek
- Fundamentally important but costly environmental initiatives
- Increased government incentives are critical for industry to invest in sustainable projects

2007 CCA Group outlook

- **Strong start to second half, particularly Australia**
  - Brand portfolio strength paying dividends
  - In-market execution capability developing into a real competitive advantage
- **Commodity input costs**
  - Continue impact in H207 with aluminium costs remaining high
  - Reduction in cost of goods increase to 5 – 6% per unit case on constant currency basis, excluding South Korea
  - Target full recovery of commodity driven cost of goods increases

Outlook for H207

- **Outlook for H207**
  - Important summer trading season in Australia and New Zealand still to come
  - High single digit EBIT growth for second half
  - Trading update in November

Coca-Cola Amatil

2007 Half Year Results Presentation

6 months to 29 June 2007

9 August 2007

END